[redacted]

12011499

EC
ocessing
ction

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [Insert number]

8-34046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Clouse (913) 236-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Clouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Melissa Clouse
Signature

Vice President / Controller
Title

Catherine R Morris
Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt. Exp. 09-16-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

IVY FUNDS DISTRIBUTOR, INC.

Financial Statements, Supplemental Schedules, and
Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ivy Funds Distributor, Inc.:

We have audited the accompanying balance sheet of Ivy Funds Distributor, Inc. (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2011, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 27, 2012

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2011

(In thousands)

Assets		
Cash and cash equivalents	$	68,750
Investment securities		14,191
Receivables:		
Fund receivables		925
Income tax receivable from parent		705
Due from affiliates		36
Other receivables		193
Deferred income taxes		181
Prepaid expenses and other current assets		804
Total current assets		85,785
Property and equipment, net		2,718
Deferred sales commissions, net		30,900
Other assets		1,161
Total assets	$	120,564
Liabilities and Stockholder's Equity		
Accounts payable	$	1,115
Accrued compensation		2,182
Accrued commissions		28,503
Due to affiliates		1,499
Other current liabilities		137
Total current liabilities		33,436
Deferred income taxes		7,567
Accrued pension and postretirement costs		1,743
Total liabilities		42,746
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. Authorized, 1,000 shares; issued and outstanding, 100 shares		—
Additional paid-in capital		265,755
Accumulated deficit		(186,718)
Accumulated other comprehensive loss		(1,219)
Total stockholder's equity		77,818
Total liabilities and stockholder's equity	$	120,564

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2011

(In thousands)

Revenue:		
Underwriting and distribution fees	$	196,250
Revenue sharing		41,454
Total		237,704
Expenses:		
Underwriting and distribution		269,269
Share-based compensation		2,096
General and administrative		16,334
Depreciation		596
Total		288,295
Operating loss		(50,591)
Investment and other loss		(791)
Loss before income tax benefit		(51,382)
Income tax benefit		18,169
Net loss	$	(33,213)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2011

(In thousands)

Net loss	$	(33,213)
Other comprehensive loss:		
Pension and postretirement benefits, net of income taxes of $(499)		(850)
Comprehensive loss	$	(34,063)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

(In thousands)

	Common stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares		Amount				
Balance at December 31, 2010	100	$	—	222,987	(153,505)	(369)	69,113
Net loss	—		—	—	(33,213)	—	(33,213)
Capital contribution from parent – cash	—		—	42,000	—	—	42,000
Excess tax benefits from share-based payment arrangements	—		—	768	—	—	768
Pension and postretirement benefits	—		—	—	—	(850)	(850)
Balance at December 31, 2011	100	$	—	265,755	(186,718)	(1,219)	77,818

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2011

(In thousands)

Cash flows from operating activities:		
Net loss	$	(33,213)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		742
Amortization of deferred sales commissions		32,359
Excess tax benefits from share-based payment arrangements		(768)
Unrealized loss on trading securities		947
Loss on retirement of property and equipment		1
Net purchases and sales of trading securities		13,695
Deferred income taxes		1,242
Changes in assets and liabilities:		
Fund receivables		(392)
Due to affiliates		(64)
Income tax receivable from parent		962
Other receivables		(178)
Deferred sales commissions		(31,220)
Prepaid expenses and other assets		(638)
Accounts payable		(323)
Accrued commissions		(1,488)
Other accrued liabilities		(698)
Net cash used in operating activities		(19,034)
Cash flows from investing activity:		
Additions to property and equipment		(1,783)
Net cash used in investing activity		(1,783)
Cash flows from financing activities:		
Capital contribution from parent		42,000
Excess tax benefits from share-based payment arrangements		768
Net cash provided by financing activities		42,768
Net increase in cash and cash equivalents		21,951
Cash and cash equivalents at beginning of year		46,799
Cash and cash equivalents at end of year	$	68,750
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	(20,112)

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Funds Distributor, Inc. (the Company, IFDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated subsequent events through February 27, 2012, the date that these financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents.

(Continued)

(e) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

(f) ***Investment Securities***

Our investment securities are comprised of corporate debt securities and investments in affiliated mutual funds. Investments are classified as trading. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

(g) ***Property and Equipment***

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 10 years for furniture, fixtures; five to 10 years for data processing equipment, computer software, equipment, and machinery; and up to 10 years for leasehold improvements.

(h) ***Software Developed for Internal Use***

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification (ASC) 350. Internal costs capitalized are included in "Property and equipment, net" on the balance sheet and were $1.8 million as of December 31, 2011. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to 10 years.

(i) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Ivy Funds Class B shares are deferred and then amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Ivy Funds Class C shares are deferred and amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid on Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the required holding periods (six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly.

(Continued)

(j) ***Revenue Recognition***

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under the Ivy Funds Distribution and Service Plan agreement. Rule 12b-1 service and distribution fees are collected to finance the distribution of mutual fund shares and shareholder servicing by IFDI, its affiliated companies, broker-dealers and other third parties. The plan allows for daily payment to the Company of 25 basis points on an annual basis of average daily net assets under management for A, Y, and E shares, 50 basis points for R shares, and 100 basis points for B and C shares. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Revenue sharing is recognized monthly. Through a revenue sharing allocation plan with affiliates the Company receives 25 basis points on gross sales of assets sold through third parties.

(k) ***Advertising and Promotion***

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense and general and administrative expense in the statement of operations, was $8.2 million for the year ended December 31, 2011.

(l) ***Income Taxes***

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

(Continued)

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $768 thousand for 2011.

(2) Investment Securities

Investments at December 31, 2011 are as follows (in thousands):

		Fair value
Trading securities:		
Corporate bonds	$	5,081
Affiliated mutual funds		9,110
Total investment securities	$	14,191

Corporate bonds accounted for as trading and held as of December 31, 2011 mature as follows (in thousands):

		Fair value
Within one year	$	5,081

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities at the reporting date.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 securities.

The following table summarizes the investment securities as of December 31, 2011 that are recognized in the balance sheet using fair value measurements based on the differing levels of inputs:

		Level 1	Level 2	Level 3	Total
Corporate bonds	$	—	5,081	—	5,081
Affiliated mutual funds		9,110	—	—	9,110
Total	$	9,110	5,081	—	14,191

(3) Property and Equipment

A summary of property and equipment at December 31, 2011 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	462	10 years
Equipment and computer software		4,552	5 – 10 years
Leasehold improvements		87	2 – 10 years
Property and equipment, at cost		5,101	
Accumulated depreciation		(2,383)	
Property and equipment, net	$	2,718	

(4) Income Taxes

The benefit for income taxes for the year ended December 31, 2011 consists of the following (in thousands):

Current:		
Federal	$	17,778
State		1,643
		19,421
Deferred taxes		(1,252)
Income tax benefit from operations	$	18,169

(Continued)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	17,984
State income tax benefit, net of federal liability		897
Other		(712)
Income tax benefit attributable to loss from operations	$	18,169

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2011 are presented as follows (in thousands):

Deferred tax liabilities:		
Benefit plans	$	(211)
Deferred sales commissions, net		(7,689)
Property and equipment		(1,205)
Federal liability on unrecognized state benefits		(346)
Other		(277)
Total gross deferred tax liabilities		(9,728)
Deferred tax assets:		
Nonvested stock		1,154
Additional pension liability		714
Accrued expenses		423
State net operating loss carryforwards		1,809
Unused state tax credits		3
		4,103
Valuation allowance		(1,761)
Total gross deferred tax assets		2,342
Net deferred tax liabilities	$	(7,386)

As of December 31, 2011, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $1.8 million at December 31, 2011. The carryforwards, if not utilized, will expire between 2012 and 2031. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss

(Continued)

carryforwards, and accordingly, a valuation allowance in the amount of $1.8 million has been established at December 31, 2011.

The Company has state tax credits of $3 thousand as of December 31, 2011 that can be utilized in future tax years. These credits will expire in 2027 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration date.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. WDR has unrecognized tax benefits that if settled, would result in the allocation of this liability to each subsidiary under an intercompany tax sharing arrangement, that includes the Company, based on the taxable income generated by each subsidiary. If WDR experienced an unfavorable outcome on its unrecognized tax benefits due to a future event, the Company would be reimbursed by WDR as the Company's tax losses reduce the WDR consolidated liability, including penalties and interest. The Company had an asset recorded of $1.0 million ($703 thousand net of federal liability) and $888 thousand ($598 thousand net of federal liability) as of December 31, 2011 and January 1, 2011, respectively, for the reimbursement it would receive from WDR based on settlement and of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties has been to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2011, WDR did not settle any open tax years undergoing audits by state jurisdictions in which the Company operates. During 2011, WDR received notification of a favorable outcome on a tax position in which WDR and the Company had previously considered partially uncertain. The 2008, 2009, and 2010 federal income tax returns are open tax years that remain subject to potential future audit. The 2005, 2006, and 2007 federal tax years also remain open to a limited extent due to capital loss carryback claims filed by WDR. State income tax returns for all years after 2007, and in certain states, income tax returns prior to 2008, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

WDR is currently being audited in various state jurisdictions in which the Company participated in the filing of consolidated tax returns with WDR. It is reasonably possible that WDR will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's potential benefit due from WDR could increase by approximately $108 thousand ($72 thousand net of federal liability) or decrease by approximately $507 thousand ($335 thousand net of federal liability) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(5) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2011 were $400 thousand.

The total projected benefit obligation of the Plan is $148.4 million, of which $3.5 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2011 is $45.0 million, of which $1.5 million relates to the Company.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8.1 million are recorded on the balance sheet of WDR at December 31, 2011, of which $195 thousand relates to the Company. The total liability at December 31, 2011 is long term in nature. During 2011, WDR allocated $37 thousand of expense to the Company for the medical plan.

(6) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2011 were $741 thousand.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $45.6 million that was $43.2 million in excess of its required net capital of $2.4 million. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.0 at December 31, 2011. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See schedule 1 for additional information regarding net capital.

(8) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2011, the Company recorded share-based compensation expense totaling $2.1 million.

(10) Transactions with Related Parties

The current amount due to affiliates at December 31, 2011 includes current operating expenses in the amount of $1.5 million. The current amount due from affiliates at December 31, 2011 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products in the amount of $36 thousand.

Through a revenue sharing allocation plan with affiliates, the Company receives 25 basis points on gross sales of assets sold through third parties. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. Accordingly, during 2011, the Company recorded $41.5 million in revenues from the sale of mutual fund assets and $19 million in expenses for services provided.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $21.6 million for these charges for 2011. A portion of these charges were capitalized as deferred sales commissions (note 1).

(11) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2011, three firms were responsible for approximately 32% of the Company's mutual fund sales.

Of the Company's total revenue, 29% is earned from transactions with Ivy Asset Strategy Fund. A decline in the performance of this mutual fund, or the securities markets in general, could have an adverse effect on the Company's revenues.

(12) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

(In thousands)

Total stockholder's equity per balance sheet	$	77,818
Additions to capital – noncurrent deferred tax adjustment		9,899
Total stockholder's equity for computation of net capital		87,717
Nonallowable assets		40,063
Haircuts on securities		2,074
Net capital		45,580
Minimum net capital requirements		2,353
Excess of net capital over minimum net capital requirements	$	43,227
Aggregate indebtedness	$	35,288
Ratio aggregate indebtedness to net capital		0.77

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2011
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2011 Focus Report

(In thousands)

Total assets per the December 31, 2011 audited financial statements	$	120,564
Reclassifications and adjustments		2,440
Total assets per the 2011 Focus Report	$	123,004

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission 17a-5

The Board of Directors
Ivy Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Ivy Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 27, 2012